Exhibit 99.5

 Management Presentation  August 2023  1

 Forward Looking Statements   Certain statements in this Presentation may constitute “forward-looking statements”. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies of Check-Cap Ltd. (“Check-Cap”) and/or Keystone Dental Holdings, Inc. (“Keystone”) regarding the future including, without limitation, statements regarding: Keystone’s technology and the benefits of tooth replacement solutions; the market opportunity for Keystone’s product portfolio; expectations and assumptions related to amounts of cash to be contributed by Check-Cap at the closing of the proposed business combination between Keystone and Check-Cap (the Proposed Transaction); and the expected effects of the Proposed Transaction. In addition, any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” continue,” “ could,” “estimate,” “ expect,” “ intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “ should,” “ strive,” “would,” “aim,” “target,” “commit,” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that statement is not forward looking. Forward-looking statements are based on current expectations and assumptions that, while considered reasonable are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control including general economic conditions; the outcome of any legal proceedings that may be instituted against Keystone or Check-Cap following the announcement of the Proposed Transaction; the inability to complete the Proposed Transaction, including due to the inability to concurrently close the business combination or due to failure to obtain approval of the shareholders of Check-Cap; delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals, or delays in completing regulatory reviews, required to complete the Proposed Transaction; the risk that the Proposed Transaction disrupts current plans and operations as a result of the announcement and consummation of the Proposed Transaction; the inability to recognize the anticipated benefits of the Proposed Transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth, maintain relationships with customers and suppliers and retain key employees; costs related to the Proposed Transaction; the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; other risks and uncertainties indicated from time to time in the prospectus on Form S-4 which is expected to be filed by a newly formed wholly owned subsidiary of Keystone (“Keystone Parent”) with the SEC and other risks, uncertainties and factors set forth under “Risk Factors” therein as well as in the sections entitled “Risk Factors,” in Check-Cap’s Report on Form 6-K furnished to the SEC on August 4, 2023, and its other filings with the SEC, as well as factors associated with companies, such as Keystone and Check-Cap, that operate in the life science industry. Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this Presentation, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Neither Check-Cap nor Keystone undertakes or accepts any duty to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or in the events, conditions or circumstances on which any such statement is based. This Presentation does not purport to summarize all of the conditions, risks and other attributes of an investment in Keystone, Check-Cap or the combined company.   2

 Overview of the Merger Transaction  Proposed merger transaction expected to close in the fourth quarter of 2023  At the closing, the combined company will be renamed to “Keystone Dental Holdings”  The combined company common stock will be traded on the NASDAQ under the new ticker symbol “KSD”  The business will be focused on advancing the commercial execution and market development of its comprehensive portfolio of implants, arches and other tooth replacement solutions  Approved by the board of directors of each company   Melker Nilsson to serve as Chief Executive Officer of the combined company  Current Check-Cap stockholders will own approximately 15% of the combined company and Keystone Dental stockholders will own approximately 85%   3

 Today’s Speakers   4  Steven Hanley, Chairman of Check-Cap  Melker Nilsson – CEO of Keystone Dental Group

 Keystone’s Mission  Become a leading pure-play provider of tooth replacement solutions  Enabling improved convenience and quality of life for patients  Offering a comprehensive portfolio of products addressing the complete needs of practitioners  Enhancing efficiency and productivity for our customers by reducing overall treatment times  Providing premium, innovative customer service  5

Keystone At A Glance

Global commercial stage medical technology company focused on providing end-to-end solutions for dental practitioners and tooth replacement procedures

Platform of Differentiated and Comprehensive Tooth Replacement Solutions

Key Brands

GENESIS

PRIMA

PALTOP

MOLARIS

DYNA

NEXUS iOS

Technology enabled ecosystem …


Broad Implant Portfolio
Advanced Restorative Solutions
Biomaterials
Digital Workflow Solutions

… driven and supported by high touch customer service

Company Highlights

~$61M	Year 2022 revenue
~50	Direct Sales Representatives in the US and Canada
~45	Countries (~25% of revenue outside of North America[1],[2])
6	Comprehensive Key Brands
5	Global Facilities (3 with Vertically Integrated R&D / Manufacturing Capabilities)

6

 Digital Solutions(4)  Large and Growing Tooth Replacement Solutions Market  Dental Implants(1)  Dental Biomaterials(3)  Prosthetic Full Arch Solutions (2)  + Mid Single Digit CAGR  High Single Digit CAGR   + Double Digit CAGR   Mid Single Digit CAGR   Increasing global wealth  Aging global population  Increased patient awareness  Growing number of dentists per capita  General practitioners increasingly placing implants  Demand for improved health  Substantial Market Opportunity  Favorable Market Trends  7  (1) Dental Implants Market Size, Share | Growth Analysis [2030] (fortunebusinessinsights.com)  (2) Prosthetic Full Arch Dentures Market Size by 2030 (coherentmarketinsights.com)  (3) I-data research report  (4) I-data research report

Markets Remain Underpenetrated

Underpenetrated US Implant Market


~178mm(1)
US individuals missing ≥1 tooth
<3%

~5mm(2)
patients receive implants per year

~70%(3)
adults 35 to 44 have permanently lost at least one tooth

Opportunity to penetrate large U.S. denture prevalence


35mm
people with missing teeth
23mm(4) completely edentulous
12mm(4) edentulous in one arch

~15% of edentulous population receive new dentures annually(5)

Obstacles to Market Penetration

- High Cost
- Limited Insurance Coverage
- Long Treatment Times
- Procedure Complexity
- Lack of Qualified Practitioners

Significant Opportunities for Disruption and Expansion…

(1) *American College of Prosthodontists*
(2) *Grand View Research report*
(3) *Boston Magazine*
(4) *American College of Prosthodontists*
(5) *American Dental Association*

8

 I-data research repot   Analysis of the market trend based on I-data   Keystone is Redefining the Premium Dental Market  Redefining Tooth Replacement Solutions with High Quality Tooth Replacement Solutions at an Attractive Price  The difference in quality between “premium” and “value-based” products is shrinking  1  Market share won on pricing and differentiated customer acquisition methods  2  Simplifying complex procedures through innovation and technology improvements  3  Premium players are validating the value-based market by getting involved  4  Increasing dental implant education and training for general dentists  5  Premium  Value  Key Market Trends  Global Mkt Value % – Value vs. Premium(1)  Market has noticeably shifted towards value-based solutions(2)   Increasing global wealth and awareness of dental implant procedures  6  Keystone Dental is a dental player with high quality, premium and value-based solutions  Value  Premium  Premium & Value  Competitors  = brand owned by dental consolidator  9  Discount

 Addressing the Complete Tooth Replacement Procedure               Keystone provides an array of products that address the needs at each step of the tooth replacement procedure        Step 2: Inject Biomaterials Solution     Step 3: Insert Dental Implant     Step 4: Insert Healing Abutment     Step 5: Final Abutment     Step 6: Prosthesis  Step 1: Drilling Process  Keystone procedures are supported by digital surgical planning and guidance solutions  CAD Software  Digital Guidance Sleeve (DGS)  Guided Surgical System  10

Strong Brand Recognition as a Comprehensive Tooth Replacement Solutions Provider

Keystone technologies and solutions address the entire tooth replacement market

Implants


GENESIS
Improved aesthetics
PRIMA PLUS
Immediate placement for demanding procedures
MOLARIS
Molar implants
ZERAMEX
Ceramic implants
PRIMA CONNEX
Straight and tapered options
Extensive "value" oriented offerings
PALTOP
ADVANCED+
Dynamic
PAI
PCA

Biomaterial Solutions


DYNA
Accell

Implant Prosthetic Restorations


Osteon
Zirconia Implant Prosthesis
Nexus Wraparound
Nexus Bridge
Nexus Micro
Nexus Removable
Nexus on HRA

Implants

- Select implants and abutments mimic the natural hue of patients' gum tissues for enhanced aesthetics
- Implants, prosthetics and surgical kits are designed to simplify the treatment process from surgery to restoration using minimal number of procedural steps and tools
- Broad range of options for a variety of patient indications and practitioner preferences

Biomaterial Solutions

- Strong and respected brands
- Patented technologies with advanced bone grafting built on a strong foundation
- Available in a variety of formulations for practitioner preferences

Implant Prosthetic Restorations

- Specialized CAD / CAM design and manufacturing capabilities
- Potential for improved efficiency
- Increased patient comfort and convenience

11

 12

 Conventional Full-Arch Workflow and Process  1st Visit   Impression  2nd Visit   Wax Rim  3rd Visit   Tooth Try In  4th Visit   Bar & Tooth Try In  5th Visit   Final Insert  Conventional Workflow Process  Potential for longer and more frequent visits limit the physicians ability to treat more patients  Patients may have longer lead times to final prosthesis solution  Complexity of workflow may lead to inconsistent results and low-quality prosthesis  End to End Practitioner / Patient Process  Conventional Process for Full-Arch Restoration  13

 Conventional Full-Arch Workflow and Process (Cont’d)  14

 Manufacture Utilizing Proprietary CAD AI Software and Bespoke Finishing  Our Innovative Full-Arch Nexus iOS Workflow and Process  Nexus iOS Workflow  Potential to reduce procedural complexity and time  High accuracy, improved patient comfort, and digital record keeping  Specialized CAD / CAM designing and manufacturing capabilities  Cloud-based immediacy in pipeline aimed to further enhance efficiency  Insert and Scan the Gauges  1  Upload Data and Modify  2  Receive the Finished Nexus Prosthesis  4  3  1st Visit   Digital Mapping  2nd Visit   Final Insert  Nexus iOS Process for Full-Arch  Opportunity for reduction in visits  Potential opportunity for reduction in chair time   Potential for reduction in total treatment time  Ease of use with potential for increased productivity for practitioners   End to End Practitioner / Patient Process  15

 Our Innovative Full-Arch Nexus iOS Workflow and Process (Cont’d)  End to End Practitioner / Patient Process  Nexus iOS Workflow  1st Visit   Digital Mapping  2nd Visit   Final Insert  Nexus iOS Process for Full-Arch  Appointment 1  Appointment 2   16

 Product Pipeline  Core Product Development Objectives  Select Product Development Initiatives  1  Expanding our portfolio through upgrades and extensions to our existing dental implant technologies and biomaterial solutions  3  Continuously improving, simplifying and increasing dental practice efficiency and workflow   Cloud-Based Immediacy  Progress development on additional customized prosthetic solutions with cloud-based support to further reduce procedure chair time and enhance dental practice efficiency  2  Selectively introducing innovative and transformative digital tools and systems to complement our portfolio of solutions, enhance patient experience and reach a broader sector of the dental market  Next-Generation Implant Systems   Optimize and further modernize our existing implant offerings and develop new innovative solutions to expand the reach of our existing portfolio   17

 Genesis Active   18

Streamlined and Vertically Integrated Manufacturing and R&D Operations

State-Of-The-Art Facilities


KeystoneDentalGroup

- State-of-the-art manufacturing facilities in Israel and Australia
- Implemented several innovative R&D programs at Israel and Australia facilities
- Advanced cleaning and surface treatment technology

Vertically Integrated Manufacturing



- Vertically integrated R&D and manufacturing
- Streamline manufacturing, production and operations to drive cost efficiencies
- High volume capability
- Globally certified quality management

Innovative Product Development



- Differentiated end-to-end integrated product development process
- Ability to efficiently prototype new products
- Integrated structure allows for quick and efficient product launches
- Infrastructure specifically designed for speed to market and commercial scalability

R&D Operations

U.S. | Israel | Australia

~24
Engineers

Manufacturing and Production

Israel | Australia

~118
Employees

43,500+
Sq. Ft

19

Key Elements of Growth Strategy  We believe Keystone is well-positioned to capitalize on the growing tooth replacement market through a variety of strategic initiatives   Continue to expand our commercial organization  Drive profitability by efficiently scaling operations  Selectively deploy capital for strategic inorganic investments  Leverage strong R&D capabilities to innovate pipeline  Leverage Osteon’s premium prosthesis solutions and digital workflow  Increase adoption and awareness of our products  20